UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces the Status of Own Share Repurchase (Repurchase of own shares, pursuant to the Company's Articles of Incorporation based on the provisions of Article 459-1-1 of the Company Law of Japan)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on March 2, 2015, in Kyoto, Japan

Nidec Announces the Status of Own Share Repurchase

(Repurchase of own shares, pursuant to the Company's Articles of Incorporation based on the provisions of Article 459-1-1 of the Company Law of Japan)

Nidec Corporation (NYSE: NJ) (the “Company”) today announced the status of the Company’s own share repurchase under its ongoing repurchase plan resolved at the meeting of the Board of Directors held on January 22 , 2015, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details are as follows:

Details of Share Repurchase

1. Period of own share repurchase: From February 1, 2015 through February 28, 2015

2. Class of shares: Common stock

3. Number of own shares repurchased: 250,200

4. Total repurchase amount: 2,053,391,400 yen

5. Method of repurchase: Through the Tokyo Stock Exchange Trading Network System for Off-

Auction Own Share Repurchase Trading (ToSTNeT-3)

Note: The above repurchase information has been prepared on the basis of execution date.

Reference

A)

The following details were resolved by the Company’s Board of Directors on January 22, 2015:

1. Class of shares: Common stock

2. Total number of shares to be repurchased: Up to 4,000,000 shares

(1.42% of total number of shares issued, excluding treasury stock)

3. Total repurchase amount: Up to 24 billion yen

4. Period of repurchase: From January 27, 2015 through January 26, 2016

B) The accumulative number of own shares repurchased until February 28, 2015, pursuant to the Board of Directors resolution above:

1. Accumulative number of own shares repurchased: 250,200

2. Total accumulative repurchase amount: 2,053,391,400 yen